Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Engine Media Holdings, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

29287R103

(CUSIP Number)

August 5, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29287R103	Schedule 13G	Page 2 of 9

1	Names of Reporting Persons Stuart D. Porter
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,780,821
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,780,821

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,780,821
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 9.9%
12	Type of Reporting Person IN

CUSIP No. 29287R103	Schedule 13G	Page 3 of 9

1	Names of Reporting Persons Three Curve Holding Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,780,821
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,780,821

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,780,821
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 9.9%
12	Type of Reporting Person CO

CUSIP No. 29287R103	Schedule 13G	Page 4 of 9

1	Names of Reporting Persons Three Curve Capital LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,780,821
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,780,821

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,780,821
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 9.9%
12	Type of Reporting Person PN

CUSIP No. 29287R103	Schedule 13G	Page 5 of 9

ITEM 1.	(a) Name of Issuer:

Engine Media Holdings, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

77 King Street West

Suite 300

PO Box 95

Toronto, Ontario, Canada M5K 1G8

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Stuart D. Porter

Three Curve Holding Corporation

Three Curve Capital LP (“Three Curve LP”)

(b)	Address or Principal Business Office:

The address for each of the reporting persons is 185 Dartmouth Street, 7th Floor, Boston, MA 02116.

(c)	Citizenship of each Reporting Person is:

Mr. Porter is a citizen of the United States of America. Each of the other reporting persons is organized under the laws of the state of Delaware.

(d)	Title of Class of Securities:

Common Shares, without par value (the “Common Shares”).

(e)	CUSIP Number:

29287R103

ITEM 3.

Not applicable.

CUSIP No. 29287R103	Schedule 13G	Page 6 of 9

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Shares of the Issuer as of the date hereof, based upon 15,364,425 shares of Common Shares outstanding as of July 25, 2021.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Stuart D. Porter	1,780,821	9.9%	0	1,780,821	0	1,780,821
Three Curve Holding Corporation	1,780,821	9.9%	0	1,780,821	0	1,780,821
Three Curve Capital LP	1,780,821	9.9%	0	1,780,821	0	1,780,821

The amounts reflected in the table above consists of (i) 264,155 Common Shares held of record by Mr. Porter, (ii) 866,666 Common Shares held of record by Three Curve LP, and (iii) 650,000 Common Shares issuable upon exercise of a warrant held of record by Three Curve LP.

Pursuant to the terms of the warrant, Three Curve LP may exercise the warrant only to the extent that doing so would not result in the Reporting Persons becoming the beneficial owners of more than 9.9% of the then-outstanding Common Shares, after accounting for the Common Shares to be issued at the time of any such warrant exercise.

Mr. Porter is the sole shareholder of Three Curve Holding Corporation, which is the general partner of Three Curve LP. As such, each of the foregoing entities and Mr. Porter may be deemed to share beneficial ownership of the securities held of record by Mr. Porter and Three Curve LP. Each of them disclaims any such beneficial ownership.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 29287R103	Schedule 13G	Page 7 of 9

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 29287R103	Schedule 13G	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2021

Stuart D. Porter

/s/ Stuart D. Porter

Three Curve Holding Corporation

By:	/s/ Stuart D. Porter
Name:	Stuart D. Porter
Title:	President

Three Curve Capital LP
By:	Three Curve Holding Corporation,
its general partner

By:	/s/ Stuart D. Porter
Name:	Stuart D. Porter
Title:	President

CUSIP No. 29287R103	Schedule 13G	Page 9 of 9

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.